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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

General Mills, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

370334104

(CUSIP Number)

Timothy D. Proctor
Diageo plc
General Counsel
8 Henrietta Place
London W1G 0NB
+44-207-927-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Richard C. Morrissey
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
+44-207-959-8900

November 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 370334104			Page 2 of 8

1.	Name of Reporting Person: Diageo plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 15,057,275

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 15,057,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,057,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.23%

14.	Type of Reporting Person (See Instructions): HC, CO

2

CUSIP No. 370334104			Page 3 of 8

1.	Name of Reporting Person: Diageo Brands Holdings B.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 15,057,275

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 15,057,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,057,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.23%

14.	Type of Reporting Person (See Instructions): HC, CO

3

CUSIP No. 370334104			Page 4 of 8

1.	Name of Reporting Person: Diageo Holdings Netherlands B.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 15,057,275

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 15,057,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,057,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.23%

14.	Type of Reporting Person (See Instructions): HC, CO

4

     This Amendment No. 7 amends and supplements the Schedule 13D (“Schedule 13D”) of Diageo plc, a public limited company incorporated under the laws of England and Wales (“Diageo”), and Selviac Nederland B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“SNBV”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2001, as amended by Amendment No. 1 to the Schedule 13D of Diageo, Diageo Holdings Netherlands B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“Diageo Holdings Netherlands”), and Diageo Midwest B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“DMWBV”), filed with the SEC on October 23, 2002, and as further amended by Amendment No. 2 to the Schedule 13D of Diageo, Diageo Holdings Netherlands and DMWBV, filed with the SEC on October 28, 2002, and as further amended by Amendment No. 3 to the Schedule 13D of Diageo and Diageo Holdings Netherlands filed with the SEC on June 24, 2004, and as further amended by Amendment No. 4 to the Schedule 13D of Diageo, Diageo US Limited, a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo (“DUSL”), and Diageo Great Britain Limited, a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo (“DGBL”), filed with the SEC on October 6, 2004, and as further amended by Amendment No. 5 to the Schedule 13D of Diageo, DUSL and DGBL, filed with the SEC on October 8, 2004, and as further amended by Amendment No. 6 to the Schedule 13D for Diageo and DUSL, filed with the SEC on August 25, 2005, with respect to the common stock of General Mills, Inc., a Delaware corporation (“General Mills”), beneficially owned by Diageo (the “Shares).
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended and supplemented by deleting the last sentence of the first paragraph and the entirety of the second, third and fourth paragraphs added by Amendment No. 6 and by adding the following paragraphs to the end thereof:
     On September 26, 2005, pursuant to the terms of the Stockholders Agreement, DUSL transferred 25,095,457 Shares to Diageo Brands Holdings B.V. (“DBHBV”). DUSL currently owns zero Shares.
     On November 4 and November 7, 2005, pursuant to the terms of the Put Option Agreement, DBHBV exercised its option to sell 5,019,091 Shares to Lehman on each of the respective settlement dates of November 9 and November 10, 2005. Following the completion of those two transactions, DBHBV currently owns 15,057,275 Shares.
     On November 8, November 9 and November 10, 2005, pursuant to the terms of the Put Option Agreement, DBHBV exercised its option to sell its remaining aggregate of 15,057,275 Shares to Lehman on the respective settlement dates of November 11, November 14 and November 15, 2005.
     The sole director of DBHBV is Diageo Holdings Netherlands. The principal business activities of Diageo Holdings Netherlands relate to the holding and the financing of certain subsidiaries of Diageo. The principal executive offices of Diageo Holdings Netherlands are located at Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands. References to the “Reporting Persons” herein are to Diageo, DBHBV and Diageo Holdings Netherlands.
     The names, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Diageo and Diageo Holdings Netherlands are set forth in Schedule I hereto and are incorporated by reference herein.
     During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of Schedule 13D is hereby amended and supplemented by replacing the second sentence added to Item 3 by Amendment No. 6 with the following sentences:
     On September 26, 2005, pursuant to the terms of the Stockholders Agreement, DUSL transferred 25,095,457 Shares to DBHBV. On November 4 and November 7, 2005, pursuant to the terms of the Put Option Agreement, DBHBV exercised its option to sell 5,019,091 Shares to Lehman on each of the respective settlement dates of November 9 and November 10, 2005. Following the completion of these transactions, DUSL currently owns no Shares and DBHBV currently owns 15,057,275 Shares. On November 8, November 9 and November 10, 2005, pursuant to the terms of the Put Option Agreement, DBHBV exercised its option to sell its remaining aggregate of 15,057,275 Shares to Lehman on the respective settlement dates of November 11, November 14 and November 15, 2005.
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the second, third and fourth paragraphs added by Amendment No. 6 and adding the following paragraphs at the end thereof:
     Under the Put Option Agreement, DBHBV has the option to sell an aggregate of 25,095,457 Shares of Common Stock to Lehman on the exercise dates of November 4, November 7, November 8, November 9 and November 10, 2005, for the exercise price of $51.56 per share. Each sale would settle three business days after the exercise of the option. The premium to be paid by DBHBV for the put options is $5.56 per share, payable on the relevant settlement date.

     On November 4 and 7, 2005, pursuant to the terms of the Put Option Agreement, DBHBV exercised its option to sell 5,019,091 Shares to Lehman on each of the respective settlement dates of November 9 and November 10, 2005. On November 8, November 9 and November 10, 2005, pursuant to the terms of the Put Option Agreement, DBHBV exercised its option to sell its remaining aggregate of 15,057,275 Shares to Lehman on the respective settlement dates of November 11, November 14 and November 15, 2005.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the final sentence of the first paragraph added to Item 5 by Amendment No. 6 and by adding the following paragraphs at the end thereof:
     On September 26, 2005, pursuant to the terms of the Stockholders Agreement, DUSL transferred 25,095,457 Shares to DBHBV. On November 4 and November 7, 2005, pursuant to the terms of the Put Option Agreement, DBHBV exercised its option to sell 5,019,091 Shares to Lehman on each of the respective settlement dates of November 9 and November 10, 2005. Following the completion of these two transactions, the Reporting Persons own approximately 4.23% of the Common Stock outstanding, based on 355,274,601 Shares of Common Stock outstanding as of July 15, 2005 (as reported by General Mills in its Quarterly Report on Form 10-Q filed on October 3, 2005). As a result, as of November 10, 2005, after giving effect to the foregoing sales, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock for purposes of filing Schedule 13D.
Item 7. Materials to be filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

Description	Exhibit

Joint Filing Agreement, dated as of November 10 2005, by and among Diageo, DBHBV and Diageo Holdings Netherlands	(q)

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: November 10, 2005

DIAGEO PLC
By:	/s/ John Nicholls
	Name:	John Nicholls
	Title:	Deputy Company Secretary

DIAGEO BRANDS HOLDINGS B.V.
By:	/s/ M.C.T.M. Gerichhausen
	Name:	M.C.T.M. Gerichhausen
	Title:	Director

By:	/s/ Andrew Peter Bottomley
	Name:	Andrew Peter Bottomley
	Title:	Director

DIAGEO HOLDINGS NETHERLANDS B.V.
By:	/s/ M.C.T. M. Gerichhausen
	Name:	M.C.T.M. Gerichhausen
	Title:	Director

By:	/s/ Andrew Peter Bottomley
	Name:	Andrew Peter Bottomley
	Title:	Director

Schedule I
Diageo plc
Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors

Lord Blyth of Rowington	8 Henrietta Place London W1G 0NB United Kingdom	Chairman and non-executive Director of Diageo plc	United Kingdom

Paul S. Walsh	8 Henrietta Place London W1G 0NB United Kingdom	Chief Executive Officer of Diageo plc	United Kingdom

Nicholas C. Rose	8 Henrietta Place London W1G 0NB United Kingdom	Chief Financial Officer of Diageo plc	United Kingdom

Lord Hollick of Notting Hill	Stirling Square 7 Carlton Gardens London SW1Y 5AD	Managing Director of Kohlberg Kravis Roberts & Co Limited	United Kingdom

Dr Franz B. Humer	Grenzacherstrasse 124 CH-4070 Basel Switzerland	Chairman and Chief Executive Officer of F. Hoffmann-La Roche Ltd	Austria / Switzerland

Maria Lilja	Engelbrektsgatan 23 114 32 Stockholm Sweden	Non-executive Chairman of Mandator AB	Sweden

William S. Shanahan	300 Park Avenue New York, NY 10022, USA	President, Colgate-Palmolive Company	United States

H. Todd Stitzer	25 Berkeley Square London W1J 6HB United Kingdom	Chief Executive Officer of Cadbury Schweppes Public Limited Company	United States

Jonathan R. Symonds	15 Stanhope Gate London W1K 1LN United Kingdom	Chief Financial Officer of AstraZeneca plc	United Kingdom

Paul A Walker	North Park Newcastle upon Tyne NE13 9AA United Kingdom	Chief Executive of The Sage Group plc	United Kingdom

Name	Present Business Address	Present Principal Occupation	Citizenship
Executive Officers
Paul S. Walsh	8 Henrietta Place London W1G 0NB United Kingdom	Chief Executive Officer of Diageo plc	United Kingdom

Nicholas C. Rose	8 Henrietta Place, London W1G 0NB, United Kingdom	Chief Financial Officer	United Kingdom

Stuart R. Fletcher	7HQ Lakeside Drive Park Royal London NW10 7HQ United Kingdom	President, Diageo International	United Kingdom

James N.D. Grover	8 Henrietta Place London W1G 0NB United Kingdom	Global Business Support Director	United Kingdom

Robert M. Malcolm	801 Main Avenue Norwalk CT 06851 USA	President, Global Marketing, Sales and Innovation	United States

Ivan M. Menezes	801 Main Avenue Norwalk CT 06851 USA	President and Chief Executive Officer of Diageo North America	United States

Andrew Morgan	7HQ Lakeside Drive Park Royal London NW10 7HQ United Kingdom	President, Diageo Europe	United Kingdom

Timothy D. Proctor	801 Main Avenue Norwalk CT 06851 USA	General Counsel	United States

Gareth Williams	8 Henrietta Place London W1G 0NB United Kingdom	Human Resources Director	United Kingdom

Diageo Holdings Netherlands B.V.
Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors

Margaretha C.T.M. Gerichhausen	Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands	Director Business & Legal	Netherlands

Ahmet Selim Baraz	26 Rue De La Pepiniere Paris 75008, France	Commercial Finance Director	Turkish

Andrew Peter Bottomley	Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands	Business Support Partner	United Kingdom

Charles D. Coase	8 Henrietta Place, London W1G 0NB	Group Treasurer	United Kingdom

Coraline Bronsky-Panis	Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands	Finance Director	Netherlands

Anna O. Johnson	St James’s Gate, Dublin 8, Ireland	Finance Director	United Kingdom

Jill Kyne	8 Henrietta Place, London W1G 0NB	Head of Global Tax	United Kingdom

Kenneth John McGuire	Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands	Supply Chain Director	United Kingdom

Felicity Ann Moffat	8 Henrietta Place, London W1G 0NB	Assistant General Counsel, Corporate	United Kingdom

Ronald Charles Wall	Avenida De Las Dos Castillas, 33, Atica 7 - Edif 2, 2 Y 3 Pozuelo De Alarcon Madrid 28224	Senior Vice President Finance	United States
Executive Officers
There are no Executive Officers of Diageo Holdings Netherlands B.V.